                                                                  Exhibit (c)(i)

                                  VALUATION OF
                                COUNTY BANK CORP
                                LAPEER, MICHIGAN

                               AS OF JUNE 30, 2005

                                   ----------

                                  PREPARED FOR:
                              BOARD OF DIRECTORS OF
                                COUNTY BANK CORP

                                   ----------

                                  PREPARED BY:

                          (AUSTIN ASSOCIATES, LLC LOGO)
                                  TOLEDO, OHIO

                                 SEPTEMBER 2005

                                  VALUATION OF
                                COUNTY BANK CORP
                               AS OF JUNE 30, 2005

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
   I. Executive Summary                                                       1
  II. Valuation Approaches and Methodology                                    2
 III. Company Analysis                                                        3
  IV. Discounted Cash Flow Value                                              6
   V. Net Asset Value                                                         9
  VI. Guideline Transactions                                                 11
 VII. Market Price                                                           14
VIII. Fair Market Value                                                      14
  IX. Share Repurchase and Pro Forma Analysis                                16

                                                  Tables     Tab
                                                ----------   ---
Historical Performance                          1.1 - 1.12    1
Discounted Cash Flow Value                       2.1 - 2.3    2
Net Asset Value                                  3.1 - 3.6    3
Guideline Transactions - Indications of Value
   Derived From Minority Share Transactions      4.1 - 4.4    4
Guideline Transactions - Indications of Value
   Derived From Sale of Control Transactions     5.1 - 5.5    5
Summary Presentation                                   6.1    6
Share Repurchase Analysis                        7.1 - 7.2    7

                                Exhibits   Tab
                                --------   ---
Economic and Demographic Data       A       8
Deposit Growth Trends             B - D

                                  VALUATION OF
                                COUNTY BANK CORP
                               AS OF JUNE 30, 2005

I.   EXECUTIVE SUMMARY

     Austin Associates, LLC ("Austin Associates"), a Toledo, Ohio-based financial institution consulting firm has been retained by County Bank Corp, Lapeer, Michigan, ("Company") to determine the fair market value ("FMV") of the common stock of Company as of June 30, 2005. The FMV of Company is calculated on a consolidated basis and includes Company's wholly owned subsidiary Lapeer County Bank & Trust Company, Lapeer, Michigan, ("Bank"). Austin Associates understands that Company is interested in pursuing a transaction to reduce the number of shareholders of record to fewer than 300 to deregister from the SEC. FMV has been determined on a minority share basis for use by the Board of Directors in this transaction.

     For purposes of this appraisal, FMV is defined as "the probable price at which shares would change hands between a willing buyer and a willing seller, neither being under compulsion to buy or sell, each having reasonable knowledge of all relevant facts." The FMV of a minority share is attributed to transactions involving small blocks of Company's common shares, such as arm's length trades, redemptions, purchases by an ESOP, issuance of stock options, and other similar transactions. Austin Associates will discuss the concept of FMV and any necessary adjustments to FMV as part of the proposed transaction.

     In connection with the preparation of this appraisal, Austin Associates has considered the following factors: (i) the nature of the business and history of the enterprise; (ii) the economic outlook in general and the condition and outlook of the specific industry in particular; (iii) the financial condition of the business; (iv) the earning capacity of the company; (v) the dividend-paying capacity of the company; (vi) the nature and value of the tangible and intangible assets of the business; (vii) sale of the stock and the size of the block to be valued; (viii) the market price of the stocks of corporations engaged in the same or similar lines of business having their stocks actively traded in a free and open market, either on an exchange or over-the-counter; (ix) the marketability or lack thereof, of the securities being valued; and (x) determination of any control premiums or minority share discounts.

     Presented below is a summary of our FMV conclusion. Specific discussion of the assumptions and methodology used in our analysis is included in the remaining sections of the report.

                                  % OF     MULTIPLE OF
                      VALUE     TANGIBLE       LTM
                    PER SHARE     BOOK      STATED EPS
                    ---------   --------   -----------
FAIR MARKET VALUE     $50.00      184%         15.4

     Austin Associates has determined the above value based upon information supplied to us by Company and Bank. We do not express an opinion on the accuracy of information supplied to us which we used in the preparation of this report, and we are not responsible for errors or omissions that might be contained in such materials. In addition, our firm does not have a present or contemplated future interest with Company or Bank or any other interest that might tend to prevent us from making a fair and unbiased appraisal.

II.  VALUATION APPROACHES AND METHODOLOGY

     The valuation approaches considered include the following:

     A. DISCOUNTED CASH FLOW VALUE TECHNIQUE: Discounted cash flow analysis based on earnings capacity.

     B. NET ASSET VALUE APPROACH: Market value of assets less market value of liabilities.

     C. GUIDELINE TRANSACTIONS: This analysis is based on two sets of guideline transactions, including: (1) price-to-earnings multiples and price-to-tangible book value ratios for selected publicly traded companies; and (2) price-to-earnings multiples and price-to-tangible book value ratios for selected bank sale transactions. We have applied a minority share discount to all sale transaction multiples to determine appropriate minority share level indications of value under this methodology.

     D. MARKET PRICE: The actual price for minority shares of Company's stock traded in arm's length transactions.

     FMV also considers the liquidity of the market for the stock being valued. The end of this report discusses the applicability of a marketability discount in this specific appraisal.

III. COMPANY ANALYSIS

     A. COMPANY PROFILE

     Company operates Bank as its wholly owned subsidiary. Bank has its main office in Lapeer, Michigan, with six additional branches located in Lapeer County, Michigan. At June 30, 2005, Company had consolidated equity of $30.8 million, or $27.57 per share. Company's consolidated net income for the last twelve months ending June 30, 2005 equaled $3.6 million, or $3.25 per share. As of June 30, 2005, Company had 1,118,315 common shares outstanding.

     B. MARKETS

     Company has branch offices located throughout Lapeer County. The following chart presents population data for the cities in which Company operates, Lapeer County and the State of Michigan. Data is not available for the city of Attica.

                       2000        2005        CHANGE       2010        CHANGE
POPULATION            CENSUS      CURRENT    2000-2005    PROJECTED   2005-2010
----------          ---------   ----------   ---------   ----------   ---------
Imlay City              3,869        4,212      8.9%          4,472      6.2%
Lapeer                  9,072        9,598      5.8%          9,988      4.1%
Metamora                  507          516      1.8%            532      3.1%
North Branch            1,027        1,005     -2.1%          1,034      2.9%
                    ---------   ----------     ----      ----------      ---
Lapeer County          87,904       93,141      6.0%         97,854      5.1%
                    ---------   ----------     ----      ----------      ---
State of Michigan   9,938,444   10,310,273      3.7%     10,731,309      4.1%
                    ---------   ----------     ----      ----------      ---

     Each of Company's markets are expected to experience population increases over the next five years with Lapeer county expected to experience population increases greater than the

State of Michigan. Presented in the following chart are median household income figures for Company's market area:

                      2000      2005      CHANGE       2010       CHANGE
MEDIAN HH INCOME     CENSUS   CURRENT   2000-2005   PROJECTED   2005-2010
----------------    -------   -------   ---------   ---------   ---------
Imlay City          $31,832   $35,907     12.8%      $40,511      12.8%
Lapeer              $35,593   $39,743     11.7%      $44,402      11.7%
Metamora            $53,595   $70,068     30.7%      $76,963       9.8%
North Branch        $31,035   $40,304     29.9%      $45,286      12.4%
                    -------   -------     ----       -------      ----
Lapeer County       $51,886   $57,298     10.4%      $62,975       9.9%
                    -------   -------     ----       -------      ----
State of Michigan   $44,683   $50,118     12.2%      $55,605      10.9%
                    -------   -------     ----       -------      ----

     This data indicates that Company's markets experience below-average household income compared to the State of Michigan with the exception of Metamora (and Lapeer County as a whole). Projected income growth in Company's markets approximate or exceed the State of Michigan over the next five years with the exception of Metamora. A more complete economic and demographic analysis is provided as Exhibit A in Section 8.

     Exhibit B presents deposit growth trends by branch and a map of Company's seven active offices. Exhibits C and D present deposit growth trends for those cities and counties in which Company has offices. As noted below, Company ranks 1st in market share in the city of Lapeer and Lapeer County. Summary market share data for each of Company's markets as of June 30, 2004 is presented below:

                                                           COMPANY'S
                CITY/COUNTY   CITY/COUNTY   COMPANY'S    JUNE 30, 2004
                    6/04        DEPOSIT      DEPOSIT         MARKET
                  DEPOSITS      C.A.G.R.     C.A.G.R.   ---------------
CITY/COUNTY        ($000)      6/99-6/04    6/99-6/04   SHARE     RANK
-----------     -----------   -----------   ---------   -----   -------
Attica            $ 21,420        0.4%         0.4%     100.0%   1 of 1
Imlay City        $139,020        7.1%          NA        5.1%   5 of 5
Lapeer            $404,906        5.4%         3.4%      39.5%   1 of 8
Metamora          $ 55,355        9.3%         8.9%      36.4%   2 of 2
North Branch      $ 37,361        5.9%         3.4%      23.5%   2 of 3
                  --------        ---          ---       ----   -------
Lapeer County     $760,928        6.0%         4.2%      28.6%  1 of 11
                  --------        ---          ---       ----   -------

     C. HISTORICAL PERFORMANCE (TABLES 1.1 THROUGH 1.12)

     Austin Associates has reviewed pertinent historical financial information of Company and Bank from 2000 through June 30, 2005. Tables 1.1 - 1.5 contain the historical performance of Bank on an annual basis since 2000. Tables 1.6 -
1.10 present Bank's quarterly performance since the first quarter of 2004. Table
1.11 highlights Company's consolidated financial performance since 2000 and Table 1.12 summarizes Company's parent-only performance since 2000. Presented below are summary financial highlights:

     1. GROWTH: Company's total assets increased from $225.3 million as of December 31, 2000 to $255.2 million as of June 30, 2005. This represents a compound annual growth rate of 2.8 percent. Total deposits have increased from $196.8 million to $219.2 million over the same time-frame, representing a compound annual growth rate of 2.4 percent. Total loans of $173.6 million, equaling 68.0 percent of assets as of June 30, 2005, increased by 5.4 percent per year since 2000. For the last twelve months ending June 30, 2005, total deposits increased 0.8 percent, total assets increased 1.5 percent, and total loans increased 7.0 percent.

     2. CAPITAL: As of June 30, 2005, Company's equity capital was $30.8 million and its Tier 1 leverage ratio equaled 11.37 percent, compared to 10.97 percent as of December 31, 2004. Company recorded an average annual dividend payout ratio of 58.0 percent between 2000 and 2004. Company has paid $626,000 in dividends, or a 35.9 percent dividend payout ratio, for the six-month period ending June 30, 2005.

     3. ASSET QUALITY: Company had $1.1 million of nonperforming assets as of June 30, 2005, which included $340,000 in Other Real Estate Owned ("OREO"). As a percent of total assets, nonperforming assets decreased from 0.73 percent at June 30, 2004 to 0.44 percent at June 30, 2005. Net charge-offs as a percent of average loans equaled 0.07 percent for the six-month period ending June 30, 2005 and 0.08 percent for the year-ending December 31, 2004. The five-year average net charge-offs to average loans approximated 0.07 percent from 2000 through 2004. As of June 30, 2005, Company's loan loss reserve level equaled $1.9 million, or 1.12 percent of total loans.

     4. EARNINGS: Company's net income for the last twelve months ending June 30, 2005 equaled $3.6 million, which corresponds to a return on average assets ("ROAA") of 1.44 percent. Company's return on average equity ("ROAE") for the last twelve months ending June 30, 2005 equaled 12.04 percent. From 2000 through 2004, Company averaged net income of $3.6 million, averaged a ROAA of 1.52 percent and averaged a ROAE of 12.86 percent. For the last twelve-months ending June 30, 2005, earnings per share measured $3.25, while dividends per share measured $1.50.

     Company's net interest income (TE) to average assets for the six-months ending June 30, 2005 was 4.11 percent. This ratio also equaled 4.11 percent for 2003 and 2004. Overhead expenses relative to average assets increased from 3.22 percent in 2004 to 3.26 percent for the six-month period ending June 30, 2005. During the same period for 2004 and 2005, noninterest income decreased from 1.19 percent of average assets to 1.13 percent of average assets. Company has not made any provision to the loan loss reserve since 2003.

     5. PER SHARE DATA: As of June 30, 2005, Company had 1,118,315 shares of common stock outstanding. Book value per share measured $27.57. Company's last twelve months ending June 30, 2005 earnings per share equaled $3.25, compared to $3.18 for the year-ending December 31, 2004. Company paid cash dividends of $0.56 per share for the six-month period ending June 30, 2005, and $1.49 per share for the year-ending December 31, 2004.

IV.  DISCOUNTED CASH FLOW VALUE (TABLES 2.1 THROUGH 2.3)

     The discounted cash flow ("DCF") value technique developed by Austin Associates determines the value of a bank on an earnings basis through the use of a DCF model. The model projects net income over a period of five years. From these projections, excess capital or "cash flow" is determined based upon the bank's required equity capital to asset ratio. The future cash flows are "discounted" to a present value equivalent. This involves the use of an appropriate discount rate that accounts for the degree of risk related to not obtaining the estimated cash flows and the time value of money. At the end of five years, a residual value is calculated. The residual value is converted to its present value equivalent by the discounting method. The present value of the projected cash flows added to the present value of the residual value determines the DCF value.

     Table 2.1 projects Company's net income over the next five years. Company's net income, return on average assets and total assets projections for the next five years are presented below:

                           (DOLLAR AMOUNTS IN THOUSANDS)
               ----------------------------------------------------
               PERIOD 1   PERIOD 2   PERIOD 3   PERIOD 4   PERIOD 5
               --------   --------   --------   --------   --------
TOTAL ASSETS   $262,885   $270,771   $278,895   $287,261   $295,879
NET INCOME     $  3,713   $  3,794   $  3,897   $  4,003   $  4,112
ROAA               1.43%      1.42%      1.42%      1.41%      1.41%

     Net interest income (TE) is projected equal 4.12 percent of average assets in each period. Noninterest income is projected to equal 1.16 percent of average assets in period one and decrease slightly to 1.15 percent in period five. Total overhead expense as a percent of average assets is projected to decrease from
3.20 percent in period one to 3.18 percent in period five. The provision for loan loss is projected to be $26,000 in period one and increase in subsequent years to $146,000 in period five.

     The net income projections detailed in Table 2.1 are the basis of the DCF model. Other key assumptions are presented below:

1. The required equity capital to asset ratio is 7.5 percent. For purposes of the DCF model, equity capital excludes FAS 115 adjustments on investment securities classified as available-for-sale.

2.   Asset growth is projected to be 3.0 percent in period one through five.

3. To establish a reasonable discount rate, Austin Associates reviewed long-term compound annual stock market returns for various market indices. According to the Ibbotson Associates, Inc. widely recognized Stocks, Bonds, Bills, and Inflation (SBBI) 2005 Yearbook, the compound annual return for the period 1926-2004 for large company stocks was 10.4 percent and for small company stocks was 12.7 percent. Based on our experience in valuing community banks and the Ibbotson SBBI database, we have selected a specific discount rate of 12.0 percent for this appraisal.

     The above assumptions allow Company's asset and equity base to be projected for five years and, as a result, excess capital or cash flow can be determined. The calculation of the residual value is a process of capitalizing the fifth year earnings projection. The appropriate capitalization rate was determined to be the 12.0 percent discount rate less an estimated annual growth rate after year five. We have projected a three percent growth in earnings for years six and beyond. This results in an implied price-to-earnings multiple of 11.1 for the residual value. As a result, the residual value at the end of the fifth year is estimated to be $42.8 million, or 201 percent of Company's projected book value at the end of the fifth year.

     The next step of the DCF model present values the cash flows and residual value based on the 12.0 percent discount rate. This results in a present value of the residual value of $24.3 million and a present value of the cash flows of $22.0 million.

     Finally, the DCF value of Company is calculated by adding the present value of the projected cash flows to the present value of the residual value. The DCF value of Company, as a result, equals $46.3 million. Table 2.3 provides the indication of value derived from this approach. Presented below are summary results from this analysis:

DISCOUNTED CASH FLOW VALUE RESULTS

Indication of Value                  $41.36
% of Tangible Book Value                152%
Multiple of LTM EPS                    12.7

     This result does not reflect any discount for lack of marketability of the stock. This potential discount will be discussed in Section VIII.

V.   NET ASSET VALUE (TABLES 3.1 THROUGH 3.6)

     The second method utilized in determining value is termed the net asset value approach. This process involves taking the book value of the bank and assessing premiums or discounts to the balance sheet accounts based upon the current market value of the assets and liabilities. A summary of the adjustments is provided in Table 3.1, while the detailed specifics of the calculations are provided in supporting Tables 3.2 through 3.6. The following adjustments were determined:

1. An adjustment to the securities portfolio is made based upon a market value comparison. Available-for-sale securities are already adjusted in the equity portion of the balance sheet. Held-to-maturity securities had a premium adjustment of $598,000 based on the difference between book and market value.

2. The loan portfolio was adjusted based on the yield, repricing and maturity structures of the portfolio. Premiums and discounts are calculated for above and below market rate yielding loans, respectively. Company's loan yield was calculated based on its June 30, 2005 regulatory filings and internal reports, while the market rate was based on Company's loan portfolio composition and the national average loan rate for each loan category from BanxQuote.com. From this analysis, a premium of $116,000 to the loan portfolio was calculated. Refer to Table 3.2.

3. The loan portfolio is also valued on a credit quality basis. The allowance for loan losses is a valuation reserve which theoretically reflects management's estimate of future potential loss due to credit quality in the loan portfolio. As of June 30, 2005, Company had a loan loss reserve of $1.9 million. No premium or discount adjustment has been made to this account.

     AUSTIN ASSOCIATES DID NOT PERFORM AN INDEPENDENT INVESTIGATION OF THE LOAN PORTFOLIO TO DETERMINE THE ADEQUACY OF THE LOAN LOSS RESERVE. WE HAVE RELIED ON MANAGEMENT'S ASSESSMENT OF POTENTIAL LOSS AS PRESENTED IN THE INFORMATION SUPPLIED TO US.

4. No current appraisals were available on Company's fixed assets. As a result, no adjustment has been made to the fixed asset account of Company.

5. As of June 30, 2005, Company had OREO totaling $340,000. A discount is typically applied to reflect the opportunity cost of nonearning assets, carrying costs, legal and administrative expenses, and the potential for future loss exposure. A 10 percent discount to this account was applied to reflect the nonperforming status of these assets. Refer to Table 3.3.

6. The certificate of deposit accounts ("CDs") were adjusted to market value based on the cost and maturity structure of the portfolio. To do this, we compare the cost structure of the CD portfolio to current market rates. Utilizing the rates and maturity structure outlined in Table 3.4, a premium of $131,000 was determined.

7. Table 3.5 reflects Company's core deposit value, representing the goodwill or going concern value of Company. We have calculated a core deposit premium of $6.5 million or 4.0 percent of total core deposits.

     Presented below is a summary of the adjustments made using the net asset value method:

                                   $000
                                  ------
Securities (Held-to-Maturity)     $  598
Loan Portfolio - Yield Basis      $  116
Loan Portfolio - Credit Quality   $    0
Premises and Fixed Assets         $    0
Other Real Estate Owned             ($34)
Intangible Assets                 $    0
Certificates of Deposit           $  131
Borrowings                        $    0
Core Deposit Value                $6,465
                                  ------
   Total Adjustments              $7,276
                                  ======

     Based upon the above adjustments, we have determined the net asset value of Company to be $38.1 million. This represents 124 percent of Company's June 30, 2005 equity capital. Table 3.6 provides the indication of value derived from this approach. Presented below are summary results from this analysis:

NET ASSET VALUE RESULTS

Indication of Value        $34.07
% of Tangible Book Value      125%
Multiple of LTM EPS          10.5

     This result does not reflect any discount for lack of marketability of the stock. This potential discount will be discussed in Section VIII.

VI.  GUIDELINE TRANSACTIONS

     The third valuation method utilized is a guideline transactions approach. Given that most community bank stocks do not trade in an efficient market, we have used a guideline transactions approach based on both a minority stock trading level and a sale of control basis. In order to adjust the bank sale pricing multiples to an appropriate minority share level of value, we applied a minority share discount.

     A. INDICATIONS OF VALUE DERIVED FROM MINORITY SHARE TRANSACTIONS (TABLES
4.1 THROUGH 4.4): Table 4.1 presents summary financial and stock performance information for publicly traded banks in the nation by asset size, core ROAE, and region. Table 4.2 presents financial and stock performance information for publicly traded banks in the Midwest with total assets between $200 million and $350 million and core ROAE between 8.0 percent and 16.0 percent. Table 4.3 presents financial and stock performance information for publicly traded banks in the nation with total assets between $200 million and $300 million, core ROAE between 10.0 percent and 15.0 percent, and tangible equity to asset ratio between 9.0 and 15.0 percent. The following chart details the median financial and stock performance results for the two selective peer groups and for Company:

               TOTAL    TG EQUITY/   LTM CORE   LTM CORE    PRICE/       PRICE/
PEER GROUP    ASSETS     TG ASSETS     ROAA       ROAE     TG. BOOK   LTM CORE EPS
----------   --------   ----------   --------   --------   --------   ------------
Midwest      $271,744      9.20%       1.10%     10.71%    166%         16.1
Nation       $237,047     10.14%       1.22%     11.48%    186%         17.1
             --------     -----        ----      -----     ---          ----
COMPANY      $255,228     11.95%       1.44%     12.04%    185% (1)     16.0 (1)
             --------     -----        ----      -----     ---          ----

(1)  Selected multiples.

     In determining comparable price-to-tangible book and price-to-earnings multiples, we have considered various factors, including: (1) Company's underlying financial condition and performance in relation to the selected organizations; and (2) the nature of the geographic market area served by Company in relation to the selected organizations. After considering these and other factors, we have selected price-to-tangible book and price-to-earnings multiples of 185 percent and 16.0, respectively, to develop indications of value for Company. Refer to Table 4.4. Presented below are summary results from this analysis:

GUIDELINE (MINORITY SHARE) TRANSACTION SUMMARY

Price/Tangible Book Approach   $50.36
Price/Earnings Approach        $52.05

     These results do not reflect any discount for lack of marketability of the stock. This potential discount will be discussed in Section VIII.

     B. INDICATION OF VALUE DERIVED FROM SALE OF CONTROL TRANSACTIONS (TABLES
5.1 THROUGH 5.5): Table 5.1 presents summary financial information and transaction multiples for bank transactions in the nation during June 30, 2004 through June 30, 2005 by asset size, ROAE, and region. Tables 5.2 and 5.3 provide transaction data, including prices paid and financial performance, for two selective peer groups. The first peer group includes Midwestern bank sale transactions from January 1, 2004 through June 30, 2005 with seller's assets between $150 million and $500 million and ROAA greater than zero percent. The second peer group includes bank sale transactions in the nation from January 1, 2004 through June 30, 2005 with seller's assets between $150 million and $500 million, ROAE between 8.0 and 16.0 percent, and tangible equity to assets greater than 8.0 percent. The following chart details the median financial and deal statistics for the selective transaction groups and for Company:

             TOTAL    EQUITY/                          PRICE/     PRICE/
M&A PEER    ASSETS     ASSETS   YTD ROAA   YTD ROAE   TG. BOOK   EARNINGS
--------   --------   -------   --------   --------   --------   --------
Midwest    $217,125     7.45%     0.91%     12.03%    245%       20.1
Nation     $266,375    10.31%     1.08%     10.27%    246%       24.1
COMPANY    $255,228    11.95%     1.44%     12.04%    250% (1)   21.0 (1)

(1)  Selected multiples.

     Based on our analysis of these transactions, we have selected price-to-tangible book and price-to-earnings multiples of 250 percent and 21.0, respectively, to develop indications of value for Company.

     The information in Table 5.4 reflects control premium information for bank sale transactions since 2000. The average and median prices paid in these transactions over the pre-announced stock trading levels of the target companies approximated between 25 and 60 percent. For the six-month period ending June 30, 2005, the average three-month control premium measured 35.7 percent. Since 2000, the median three-month control premium averaged 41.4 percent. Based on this data, we have selected a 40.0 percent control premium, resulting in an implied minority share discount of 28.6 percent [1 - (1/(1+control premium))]. This minority discount has been applied to the selected control level multiples to establish indications of value on a minority interest level.

     Presented below are summary results from this analysis:

GUIDELINE (SALE OF CONTROL) TRANSACTION SUMMARY

Price/Tangible Book Approach   $48.61
Price/Earnings Approach        $48.80

VII. MARKET PRICE

     The final valuation method considered is the market price of Company's stock as reflected in actual trading prices of the common stock. For those transactions in 2005 with a reported price, the per share value has ranged from $52.30 to $65.00 per share. Company's stock is traded over-the-counter with the trading symbol CYBK. Company's average monthly trading volume for the six-month period ending June 30, 2005 approximated 4,000 shares or 0.36 percent of total shares outstanding.

VIII. FAIR MARKET VALUE

A.   DESCRIPTION OF TRANSACTION

     This valuation is being used by the Board of Directors to establish the FMV of Company's shares on a minority share basis. Company is interested in pursuing a transaction to reduce the number of shareholders of record to fewer than 300 to deregister from the SEC.

     In this transaction, Company will be forcing certain shareholders to take cash for their holdings in the Company. In this type of transaction, we do not believe a marketability discount is appropriate. Consequently, FMV in this appraisal represents "fair value" or "fair cash value" as may be defined by relevant statutes.

B.   FAIR MARKET VALUE

     Austin Associates has considered each valuation methodology in determining a per share fair market value. No specific formula or weighting was utilized in this appraisal to reach our fair market value conclusion. Presented below is a summary of the results:

                                                                 INDICATION OF
                                                                VALUE PER SHARE
                                                               -----------------
DISCOUNTED CASH FLOW VALUE TECHNIQUE                                $41.36
NET ASSET VALUE APPROACH                                            $34.07
GUIDELINE TRANSACTIONS
   Based on Minority Share Transactions
   Price to Tangible Book Value                                     $50.36
   Price to Earnings Multiple                                       $52.05
   Based on Sale of Control Transactions w/Minority Discount
   Price to Tangible Book Value                                     $48.61
   Price to Earnings Multiple                                       $48.80
MARKET PRICE (2005 RANGE OF PRICES THROUGH 06/30)               $52.30 - $65.00

INDICATION OF VALUE (MARKETABLE MINORITY INTEREST)                  $50.00
   Marketability Discount                                                0%

FAIR MARKET VALUE                                                   $50.00
   % of Book Value                                                     181%
   % of Tangible Book Value                                            184%
   Multiple of LTM EPS                                                15.4

     BASED ON THE PRECEDING DISCUSSION AND ANALYSIS, THE FMV OF COMPANY ON A MINORITY SHARE BASIS IS DETERMINED TO BE $50.00 PER SHARE. THIS EQUALS 181 PERCENT OF JUNE 30, 2005 EQUITY CAPITAL AND 15.4 TIMES LAST TWELVE MONTHS ENDING JUNE 30, 2005 STATED EARNINGS PER SHARE.

     AS STATED PREVIOUSLY, WE BELIEVE THE $50.00 PER SHARE PRICE ALSO REPRESENTS "FAIR VALUE" OR "FAIR CASH VALUE" FOR COMPANY'S SHARES IN CONNECTION WITH THE PROPOSED TRANSACTION.

IX.  SHARE REPURCHASE AND PRO FORMA ANALYSIS

     A.   SHAREHOLDER ANALYSIS

     Company's management provided Austin Associates with a shareholder analysis indicating the number of shareholders and corresponding ownership. Company preliminarily indicated that any shareholder owning less than 500 shares would be cashed-out. Under this scenario approximately 52,776 shares would be repurchased. The 52,776-share repurchase would represent 4.7 percent of total shares outstanding.

     B.   CAPITAL ANALYSIS

     Austin Associates used the FMV of $50.00 per share as a starting point for the repurchase analysis. In the capital analysis, we considered purchase prices of $50.00, $52.50, and $55.00 per share. In going-private transactions, some companies pay premiums for shares repurchased. The $55.00 share price is a 10 percent premium above the FMV result of $50.00.

     Table 7.1 provides an analysis of the capital impact of the share repurchase at the range of repurchase prices. At the low end of the range, Company would repurchase all shareholders with less than 500 shares at $50.00 per share. Total shares repurchased would equal 52,776 resulting in a total repurchase of $2.7 million, including $85,000 in estimated transaction costs. Company's consolidated leverage and total risk-based ratio would equal 10.41 percent and 16.20 percent, respectively, using June 30, 2005 information. Both ratios are well-above levels required to remain well-capitalized.

     At the high end of the range, Company would repurchase all shareholders with less than 500 shares at $55.00 per share. Total shares repurchased would still equal 52,776 resulting in a total repurchase of $3.0 million, including $85,000 in estimated transaction costs. Company's consolidated leverage and total risk-based ratio would equal 10.32 percent and 16.06 percent, respectively, using June 30, 2005 information. Both ratios remain at levels above well-capitalized benchmarks. These results assume no additional capital financing such as the issuance of trust preferred securities.

     C.   FINANCIAL BENEFIT ANALYSIS

     Table 7.2 provides additional financial information relating to a potential going-private transaction. Table 7.2 presents various financial measurements on a pro forma basis using Company's 2005 budget estimates. Key assumptions and results include the following:

     - A 3.0 percent pre-tax opportunity cost on cash used to fund the stock repurchase.

     -    SEC/Sarbanes-Oxley cost savings of $57,600 per year (pre-tax).

     -    $3.7 million of consolidated net income of Company for 2005 (budget).

     The following chart provides highlights from the analysis based on 2005 pro forma results:

                                               PRO FORMA             PRO FORMA
                                               REPURCHASE            REPURCHASE
                                 STATUS      52,776 SHARES         52,776 SHARES
PROJECTED FOR 2005                QUO     AT $50.00 PER SHARE   AT $55.00 PER SHARE
------------------               ------   -------------------   -------------------
Net Income ($000)                $3,700          $3,684                $3,679
Tier 1 Leverage Ratio             11.76%          10.83%                10.74%
Total Risk-Based Ratio            18.16%          16.76%                16.62%
ROAA                               1.41%           1.42%                 1.42%
ROAE                              11.63%          12.45%                12.55%
EPS                              $ 3.31          $ 3.46                $ 3.45
BVPS                             $29.34          $28.23                $27.99
Years to Recover Book Dilution       --             7.4                   9.4
Internal Rate of Return              --            10.0%                  9.3%

     - Company's capital ratios will remain well in excess of well-capitalized levels through 2005 based on the $50.00 or $55.00 per share repurchase price.

     - Pro forma 2005 return on average equity will be enhanced by approximately 82 basis points assuming the $50.00 per share repurchase price and by 92 basis points assuming the $55.00 per share repurchase price.

     - Pro forma 2005 earnings per share will be enhanced by four to five percent under each repurchase scenario.

     - Book value dilution (created by repurchasing shares above book value) will be recovered within approximately eight years at the $50.00 per share price and approximately ten years based on the $55.00 per share price.

     - Estimated internal rate of return of 10.0 percent at $50.00 per share and 9.3 percent at $55.00 per share.

     In summary, Company will realize reasonable financial benefits from going-private that will accrue to remaining shareholders even at $55.00 per share.